Exhibit 99.4

Keystone Dental Holdings and Check-Cap Ltd Enter into Definitive Business Combination Agreement

Proposed business combination to create a Nasdaq-listed medical device company focused on advancing the commercial execution and market development of Keystone’s comprehensive portfolio of implants, arches and other tooth replacement solutions

Keystone 2022 revenues exceeded $60 million

The combined company will trade on the NASDAQ with the ticker “KSD”

Investor conference call and webcast scheduled for 8:30 a.m. ET on Thursday, August 17th

IRVINE, Calif, and BURLINGTON, Mass, Aug 16, 2023 (GLOBE NEWSWIRE) -- Keystone Dental Holdings, Inc. ("Keystone Dental") and Check-Cap Ltd. ("Check-Cap" or the “Company”) (NASDAQ: CHEK) today announced that they have entered into a definitive Business Combination Agreement (the "Business Combination Agreement") under which the stockholders of Keystone Dental will become the majority holders of the combined company. If completed, the business combination will create a public company headquartered in Irvine, CA and focused on advancing commercial execution and market development of Keystone Dental’s comprehensive portfolio of implants, arches and other tooth replacement solutions comprised of restoration products, prosthetic solutions, biomaterial, and digital dentistry capabilities.

Upon closing of the transaction, the combined company will trade on the NASDAQ under the symbol “KSD.” The executive team of Keystone Dental will serve as the executive team of the combined company, led by Melker Nilsson, Keystone’s Chief Executive Officer.

"We are excited to enter into a definitive business combination agreement with Keystone Dental, a commercial-stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures,” said Steven Hanley, Chairman of the Board of Directors of Check-Cap. “Following a comprehensive and thorough review of strategic alternatives that Check-Cap’s board and its advisors undertook involving the review of over 40 formal offers, Check-Cap’s Board of Directors concluded that the proposed transaction with Keystone Dental is in the best interest of our shareholders. We intend to hold a special meeting of Check-Cap shareholders in the fourth quarter of 2023 to vote on this business combination."

“The proposed business combination with Check-Cap is expected to be a transformative step forward in the execution of our mission to establish Keystone Dental as a leading, pure-play global provider of tooth replacement solutions. Over the past few years, we have developed a comprehensive portfolio of end-to-end solutions for dental practitioners and tooth replacement procedures with the goal of giving patients a better and more comfortable experience while providing our customers with unique tools to enhance their daily workflow. During that time, we have also established a growing salesforce across the U.S. and distribution system, which has contributed to our robust revenue growth and improved market share position among the premium players,” stated Mr. Nilsson.

Based upon the number of shares to be issued in the business combination, current Check-Cap security holders are expected to own approximately 15% of the combined company representing an equity valuation of $39.7 million and Keystone Dental security holders are expected to own approximately 85% of the combined company representing an equity valuation of $225 million. The actual allocation will be subject to adjustment based on Check-Cap’s net cash balance at the time of closing. The Business Combination Agreement provides for a Check-Cap net cash target of $22.3 million at closing of the transaction which implies a $17.4 million premium to the Check-Cap net cash target.

The proposed transaction has been approved by the board of directors of both companies. The business combination is subject to the approval of Check-Cap shareholders at a special meeting of shareholders, which is expected to occur in the fourth quarter of 2023, along with the satisfaction or waiver of other customary conditions.

Ladenburg Thalmann & Co. Inc. is acting as financial advisor to Check-Cap for the transaction. BofA Securities is acting as capital markets advisor to Keystone Dental.

Conference Call Information

Keystone Dental and Check-Cap will host a conference call and webcast tomorrow, August 17, at 8:30 AM Eastern Time. The call can be accessed by dialing (877) 269-7751 (U.S. and Canada) or (201) 389-0908 (international) and entering passcode 13740624. A link to the live webcast, including the presentation of corporate slides, by clicking here. To access a subsequent archived recording, visit the “Events & Presentations” section of the Check-Cap website at https://ir.check-cap.com/events-and-presentations, or the “Events” section of the Keystone Dental website at https://keystonedental.com/pages/events.

About Keystone Dental Holdings, Inc.

Keystone Dental is a global commercial-stage medical technology company focused on providing end-to-end tooth replacement solutions for dental practitioners. Headquartered in Irvine, California, and with research and development and manufacturing sites in Caesarea, Israel and Melbourne, Australia, Keystone Dental markets its products worldwide. The company's product portfolio includes proprietary offerings such as its highly innovative implant systems Genesis Active, Molaris™ and Prima Plus™ that offers unique solutions to the dental practitioners.  In addition, the company also offers an attractive dental implant value brand in Paltop, and a well-regarded portfolio of biomaterials mainly sold under the DYNA brand. Keystone acquired Implant Solutions Pty Ltd ("Osteon") in 2021, adding a comprehensive portfolio of prosthetic solutions on implants and digital workflow capabilities, not least the groundbreaking Nexus iOS digital workflow solution for restoring the fully edentulous patient. For more information, refer to www.keystonedental.com.

About Check-Cap

Check-Cap (NASDAQ: CHEK) is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. C-Scan is an investigational device and is not available for sale in the United States.

Important Additional Information and Where to Find It

In connection with the business combination, a newly formed wholly owned subsidiary of Keystone Dental (“Keystone Parent”) intends to file with the SEC a registration statement on Form S-4 and that will constitute a prospectus with respect to shares of common stock of Keystone Parent to be issued in the business combination and Check-Cap intends to deliver a proxy statement to its shareholders in connection with the special meeting of its shareholders. Check-Cap and Keystone Parent may also file other documents with the SEC regarding the business combination. This press release is not a substitute for the prospectus or any other document which Keystone Parent or Check-Cap may file with the SEC. INVESTORS, KEYSTONE SECURITY HOLDERS AND CHECK-CAP SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY KEYSTONE PARENT OR CHECK-CAP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors, Keystone security holders and Check-Cap security holders will also be able to obtain free copies of the prospectus (when available) and other documents containing important information about Check-Cap, Keystone and the business combination that are or will be filed with the SEC by Check-Cap or Keystone through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Check-Cap, Keystone Parent and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap's directors and executive officers is set forth in Check-Cap's Annual Report on Form 20-F for the year ended December 31, 2022 which was filed with the SEC on March 31, 2023. Information about Keystone Dental's directors and executive officers will be set forth in the prospectus (when available). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the business combination, will be set forth in the prospectus, the proxy statement and other relevant materials to be filed or submitted with the SEC when they become available. Investors, Keystone security holders and Check-Cap security holders and other readers should read the prospectus and the proxy statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Notice Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap and/or Keystone Dental regarding the future including, without limitation, statements regarding Keystone’s technology and the benefits of tooth replacement solutions, expectations regarding the ownership structure of the combined company, and the structure, timing and completion of the proposed business combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “ could,” “estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Keystone Dental or Check-Cap following the announcement of the business combination; the inability to complete the business combination, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the business combination; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the registration statement on Form S-4 which is expected to be filed by Keystone Parent with the SEC and other risks, uncertainties and factors set forth under “Risk Factors” therein as well as in the section entitled “Risk Factors,” in Check-Cap’s Report on Form 6-K furnished to the SEC on August 4, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Keystone and Check-Cap, that operate in the life science industry. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Keystone undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in Keystone, Check-Cap or the combined company.

Contact:

Jeremy Feffer
LifeSci Advisors
212-915-2568
jfeffer@lifesciadvisors.com